

May 22, 2024

Joseph Massaro
Chief Financial Officer
Aptiv PLC
5 Hanover Quay, Grand Canal Dock
Dublin, D02 VY79, Ireland

> **Re: Aptiv PLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 6, 2024**
> **Form 8-K Furnished January 31, 2024**
> **File No. 001-35346**

Dear Joseph Massaro:

We have reviewed your May 13, 2024 response to our comment letter and have the following comments

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 1, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements
2. Significant Accounting Policies, Revenue Recognition, page 71

1. We note within your response to comment 2 that you recognize upfront payments to customers without contractual volume guarantees as a reduction of revenue at the time of the commitment to make the payment. Please tell us in further detail how you determined such accounting treatment was more appropriate than recognizing the reduction of revenue as the related goods are transferred to customers. In doing so, ensure you explain the underlying economic reasons for the payments, your history of recovering the payments, including your history of renewals and average customer lives, whether the payments secure an exclusivity agreement with customers or provide other contractual assurances, whether the payments are expected to recur with the same customer, and whether the related supply contracts have specified lives.

Form 8-K Furnished January 31, 2024
Exhibit 99.1, page 1

2.   We note your response to comment 7 indicates that net income attributable to Aptiv and the related margin are the most directly comparable GAAP measures to Adjusted Operating Income and Adjusted Operating Income margin. Please tell us how you determined operating income and operating income margin were not the most directly comparable GAAP measures.

   Please contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing